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                             September 8, 2022

       Jen-Hsun Huang
       Chief Executive Officer
       NVIDIA Corporation
       2788 San Tomas Expressway
       Santa Clara, CA 95051

                                                        Re: NVIDIA Corporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 19,
2022
                                                            File No. 000-23985

       Dear Mr. Huang:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 19, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which you would consider having the Lead
                                                        Director and CEO roles
filled by a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders. Please also disclose how the
experience of your Lead Director is brought to bear in connection with
                                                        your board   s role in
risk oversight.
   2. Please expand upon the role that your Lead Director plays in the leadership of the board.
                                                        For example, please
enhance your disclosure to address whether or not your Lead
                                                        Director may:
                                                            represent the board
in communications with shareholders and other stakeholders;
                                                            require board
consideration of, and/or override your CEO on, any risk matters; or
                                                            provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example,
 Jen-Hsun Huang
NVIDIA Corporation
September 8, 2022
Page 2
         please disclose:
             why your board elected to retain direct oversight responsibility for strategic risks and other risk areas not delegated to a committee, including cybersecurity matters, rather than assign oversight to a board committee;
             the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
             whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
             how the board interacts with management to address existing risks and identify significant emerging risks;
             whether you have a Chief Compliance Officer and to whom this position reports; and
             how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412
with any questions.



FirstName LastNameJen-Hsun Huang                              Sincerely,
Comapany NameNVIDIA Corporation
                                                              Division of
Corporation Finance
September 8, 2022 Page 2                                      Disclosure Review
Program
FirstName LastName